(VZLA-TSX-V)

FOR IMMEDIATE RELEASE	January 19, 20221

VIZSLA ANNOUNCES HIGH-GRADE DISCOVERY AT PANUCO;
DRILLS 3,701G/T AGEQ OVER 2.3 M WITHIN BROAD INTERVAL
GRADING 226 G/T AGEQ OVER 81.9 M IN THE TAJITOS HW

Vancouver, British Columbia (January 19, 2022) - Vizsla Silver Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce a new high-grade, precious metal rich discovery within the hanging wall of Tajitos at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico.

Highlights

New "Copala Vein" Discovery

  Hole CS-21-90 returned 3,701 grams per tonne (g/t) silver equivalent (AgEq) (2,147 g/t silver and 18.04 g/t gold) over 2.31 metres true width (mTW) hosted within a broader interval grading 226 g/t AgEq over 81.91 mTW
  Follow-up hole CS-21-99, completed ~100 m vertically below CS-21-90 intersected 2,274 g/t AgEq (1,924 g/t silver and 5.00 g/t gold) over 1.52 mTW, also hosted within a broad interval grading 183 g/t AgEq over 83.10 mTW
  To date, eight holes have encountered the Copala Vein, with all reported intercepts occurring above 200 meters vertical depth

Other notable intercepts include

  CS-21-94: 404 g/t AgEq (230 g/t silver and 2.02 g/t gold) over 24.36 mTW, including 3,087 g/t AgEq (1,523 g/t silver and 17.75 g/t gold) over 1.80 mTW
  CS-21-105: 602 g/t AgEq (323 g/t silver and 3.21 g/t gold) over 2.68 mTW
  CS-21-62: 539 g/t AgEq (373 g/t silver and 2.02 g/t gold) over 2.58 mTW

Vizsla President and CEO Michael Konnert commented: "These results are an incredible start to 2022 for Vizsla. While drilling the northeast extents of Tajitos we intersected a new, nearly flat lying vein within the Tajitos hanging wall. This new 'Copala Vein' is marked by several near-surface high-grade silver and gold intercepts contained within a broad mineralized envelope up to eighty meters wide. Today's results will be included in the Company's maiden resource estimate in Q1 of this year and further reinforce the potential for Panuco to host a world class silver deposit."

Figure 1:  Longitudinal section of newly discovered Copala Vein, looking to the northwest. All new holes are labelled, and selected intersections are shown. Note: True widths have yet to be determined for holes intercepting the Cristiano Vein.

Figure 2:  Longitudinal section from the main Tajitos Vein, looking to the northwest. All new holes are labelled and selected intersections are shown.

Figure 3:  Plan map of the Tajitos resource drilling area along the Cinco Senores Vein Corridor.

Figure 4:  Cross section of holes CS-21-94 and CS-21-99

Copala Vein Discovery

The new Copala Vein was discovered in drillholes targeting the northeastern extent of Tajitos. Mineralization intercepted in holes CS-21-90 & CS-21-99, starts from ~85 meters downhole and extends over 80 metres in width. The structure is shallow dipping at ~35 degrees east and strikes to the north. To date, eight holes have encountered this mineralization.

Vizsla geologists interpret the Copala Vein to be one of a series of veins formed in near flat-lying structures which may have developed during one of two extensional deformation events early in the geological history of the property. Several similar structures are known regionally, including the historically mined La Colorada structure which is also located within the Cinco Senores Vein Corridor, approximately 850 meters to the north of Tajitos. The Copala Vein marks the first discovery of this vein orientation and style made by Vizsla that has not been previously exploited by historical mining.

Drillhole	From	To	Length	True Width	GOLD	SILVER	Silver Equivalent	Comment
	(m)	(m)		(m)	(g/t)	(g/t)	(g/t)
CS-21-79	No significant values
CS-21-87	159.00	161.60	2.60	1.56	4.70	599	970	Copala
CS-21-90	72.60	163.00	90.4	81.91	1.00	142	226	Copala
Incl.	120.90	123.45	2.55	2.31	18.04	2,147	3,701
Incl.	156.60	161.80	5.20	4.71	3.59	587	887
CS-21-94	177.00	201.40	24.40	24.34	2.02	230	404	Copala
Incl.	195.60	198.30	1.80	1.80	17.75	1,523	3,087
CS-21-99	112.50	197.50	85.00	83.10	0.78	117	183	Copala
Incl.	112.50	114.05	1.55	1.52	5.00	1,924	2,274
Incl.	186.80	197.50	10.70	10.46	4.06	452	804
CS-21-102	No significant values
CS-21-106	No significant values
CS-21-107	209.55	215.9	6.35	3.81	0.59	158	203	Copala

Table 1: Downhole drill intersections from the holes completed at the Copala Vein on the Cinco Senores Vein Corridor.

Cristiano Vein/Fault

Tajitos drilling has also intercepted a northwest striking structure named the "Cristiano Vein". Relative to the Copala Vein, Cristiano represents a younger vein hosted within a fault which offsets the main Tajitos Vein (Figure 3).  Follow-up drilling remains ongoing perpendicular to the structure to better target the vein.

Tajitos Drilling detail

Since the last update (see press release dated November 3, 2021), drilling targeting the Tajitos resource area continues to highlight a significant panel mineralization, now measuring 1,000 metres long by 400 meters deep. Results from new drilling suggest higher grade mineralization remains open at depth, this demonstrated by hole CS-21-105, which intercepted 602 g/t AgEq over 2.68 mTW in the deepest hole drilled to date at Tajitos. Along strike to the northeast and southwest, the vein appears to thin out returning relatively low-grade mineralization.

Three rigs continue to expand mineralization at Tajitos with additional drilling planned to further define these new hanging wall discoveries, which remain open in all directions.

Complete table of Tajitos drill hole intersections

Drillhole	From	To	Length	True Width	GOLD	SILVER	Silver Equivalent	Comment
	(m)	(m)		(m)	(g/t)	(g/t)	(g/t)
CS-21-62	251.85	254.85	3.00	2.58	2.02	373	539
CS-21-63	320.85	324.85	4.00	2.57	0.32	16	45	Incl. void
CS-21-64	No significant values
CS-21-65	204.4	205.7	1.30	0.98	0.70	127	185
CS-21-67A	No significant values
CS-21-68	133.15	133.6	0.45		9.41	149	1,018	Cristiano
CS-21-70	No significant values
CS-21-72	74.50	79.75	5.25	3.75	0.54	105	149
CS-21-74-A	134.50	136.15	1.65		3.01	565	811	Cristiano
And	215.20	216.50	1.30	1.12	2.87	409	652
CS-21-75	No significant values
CS-21-76	244.50	246.00	1.50		1.15	191	287	HW
CS-21-78	No significant values
CS-21-81	No significant values
CS-21-82	224.10	241.50	17.40		0.79	161	225
Incl.	228.95	233.00	4.05		2.89	563	798
Incl.	231.10	233.00	1.90		4.68	1,004	1,380
CS-21-83	261.35	262.10	0.75		1.07	405	480	HW
CS-21-85	No significant values
CS-21-86	No significant values
CS-21-87	200.55	201.60	1.05		1.26	190	296
And	318.75	319.0	0.30		0.54	208	246
CS-21-90	228.20	230.90	2.70	1.64	0.62	244	287
CS-21-92	105.90	131.60	25.70	5.14	1.62	239	375	Cristiano
Incl.	106.90	112.75	5.85	1.17	5.96	768	1,278
And	315.40	320.80	5.40	3.85	0.97	281	355
Incl.	319.85	320.80	0.95	0.68	0.28	1,265	1,215
CS-21-93	No significant values
CS-21-94	321.20	323.30	2.10		1.94	535	684
Incl.	322.55	232.30	0.75		4.34	1,205	1,537
CS-21-96	No significant values
CS-21-97	163.20	183.75	20.55	4.11	2.66	536	752	Cristiano
Incl.	172.55	175.50	2.95	0.59	3.91	972	1,278
Incl.	180.75	182.50	1.75	0.35	9.50	1,872	2,645
CS-21-100	No significant values
CS-21-101	229.20	231.35	2.15		3.35	307	601
CS-21-104	434.65	435.00	0.35	0.24	3.73	372	698
CS-21-105	479.55	483.80	4.25	2.68	3.21	323	602

Table 2: Downhole drill intersections from the holes completed at the Tajitos Vein on the Cinco Senores Vein Corridor.

Note: True widths have yet to be determined for holes intercepting the Cristiano Vein. All numbers are rounded.  Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627.  Metal price assumptions are $17.50 ounce silver and $1,700 ounce gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Tajitos	CS-21-62	404,364	2,586,657	600.8	281.0	-64.0	318.0
	CS-21-63	404,342	2,586,528	587.0	262.5	-67.3	421.5
	CS-21-64	404,393	2,586,956	564.9	307.7	-58.3	300.0
	CS-21-65	404,393	2,586,955	564.9	312.9	-71.9	291.0
	CS-21-67A	404,531	2,587,031	541.2	287.8	-30.0	261.0
	CS-21-68	404,531	2,587,030	541.2	285.6	-41.6	309.0
	CS-21-70	404,132	2,586,538	542.3	30.0	-51.0	159.0
	CS-21-72	404,138	2,586,518	550.4	344.4	-78.8	141.0
	CS-21-74-A	404,531	2,587,031	541.3	285.0	-58.5	286.5
	CS-21-75	404,267	2,586,482	559.0	286.0	-60.0	270.0
	CS-21-76	404,288	2,586,420	593.8	273.9	-53.0	301.5
	CS-21-78	404,187	2,586,319	518.8	274.0	-45.0	253.5
	CS-21-79	404,502	2,587,121	546.8	302.1	-69.8	333.0
	CS-21-81	404,288	2,586,421	593.9	276.8	-30.0	277.5
	CS-21-82	404,540	2,587,053	537.5	322.0	-69.3	398.0
	CS-21-83	404,254	2,586,322	561.2	267.0	-61.0	346.5
	CS-21-85	404,266	2,586,222	540.8	267.1	-63.9	381.0
	CS-21-86	404,418	2,587,212	532.6	262.0	-33.5	165.0
	CS-21-87	404,589	2,587,044	543.0	313.1	-72.4	495.0
	CS-21-90	404,483	2,587,237	553.9	346.0	-55.0	256.5
	CS-21-92	404,530	2,586,976	542.7	314.1	-73.2	541.5
	CS-21-93	404,089	2,586,096	502.0	296.0	-57.5	212.3
	CS-21-94	404,653	2,587,161	568.4	320.1	-49.2	444.0
	CS-21-96	404,169	2,586,050	516.5	297.0	-60.8	385.5
	CS-21-97	404,530	2,586,977	542.7	309.2	-66.5	481.5
	CS-21-99	404,653	2,587,161	568.3	324.2	-61.2	534.8
	CS-21-100	404,414	2,586,277	594.3	301.0	-56.0	591.0
	CS-21-101	404,492	2,586,873	526.7	291.9	-68.1	453.0
	CS-21-102	404,691	2,587,052	574.6	327.0	-60.0	561.0
	CS-21-104	404,553	2,586,908	531.9	299.3	-65.6	525.0
	CS-21-105	404,416	2,586,529	616.0	267.9	-66.2	544.5
	CS-21-106	404,691	2,587,052	574.6	324.0	-66.7	676.5
	CS-21-107	404,692	2,586,979	580.0	296.7	-67.7	669.0

Table 3: Drill hole details. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754.1-hectare, past producing district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Two new claims have been acquired adding 149.9 hectares of new area to the Panuco project. 4,103.5 hectares previously reported as part of the Panuco project will now be designated as separate projects (due to them being located to the west and south of the Panuco project proper).  These claims remain 100% owned by Vizsla Silver.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Contact Information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward‐looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward‐looking statements and forward‐looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward‐looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward‐looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.